UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                    March 31,
2020




  Carissa L. Rodeheaver
  Chairman of the Board, President and CEO
  First United Corporation
  19 S Second Street
  Oakland, MD 21550

          Re:     First United Corporation
                  PREC14A filed by First United Corporation
                  Filed March 30, 2020
                  File No. 000-14237

  Dear Ms. Rodeheaver:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Preliminary Proxy Statement filed under cover of Schedule 14A

  General

  1. Please refer to the following statement: "If Driver Management is ultimately prohibited from voting its shares of Common Stock or nominating the Driver Nominees, then any proxy that you deliver to Driver Management will be void and your vote will not be counted." Given that the disclosure immediately preceding this sentence indicates that "Driver Management
     [would] be prohibited from voting its shares of the Common Stock for five years", please provide us with a legal analysis in support of the contention Driver Management also would be prohibited from voting shares for which it had been granted proxy authority to vote.
 Carissa L. Rodeheaver
March 31, 2020
Page 2

What is the effect of abstentions and broker non-votes on voting?, page 7

2. Please refer to the following statement: "If you do not provide voting instructions to your bank, broker, trustee or other nominee holding shares of our Common Stock for you, your shares will not be voted with respect to any proposal." Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of
Schedule 14A.

Other Matters, page 47

3. Please revise the description of the registrant's possible use of discretionary authority to conform to the to the standard codified in Rule 14a-4(c)(1). At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised to authorize voting by the proxy holders on any matters that may be properly introduced at the meeting.

Miscellaneous Information Concerning Participants, page A-4

4. Please advise us, with a view towards revised disclosure, whether any indemnification agreements exist between the registrant and the director nominees. Please refer to Item 7(b)
   of Schedule 14A and corresponding Item 401(a) of Regulation S-K. To the extent the line item disclosure requirement is deemed inapplicable, a negative response is not required to be disclosed in the proxy statement as explained by and permitted under Rule 14a-5(a).

Form of Proxy

5. The form of proxy has not been electronically submitted together with the proxy statement.
   Consequently, once the form of proxy is filed, a definitive proxy statement will not become eligible to be distributed to shareholders for at least ten days. Please file the form of proxy in accordance with Rule 14a-6(a), or advise us when we can expect such submission.

                                          *       *      *
 Carissa L. Rodeheaver
March 31, 2020
Page 3

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions

cc: Lawrence S. Elbaum, Esq.